EXHIBIT 99.1

News Release dated November 13, 2019, Suncor Energy declares dividend and announces increase to share repurchase program

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor Energy declares dividend and announces increase to share repurchase program

Calgary, Alberta (November 13, 2019) — Suncor Energy’s Board of Directors has approved a quarterly dividend of $0.42 per share on its common shares, payable December 24, 2019 to shareholders of record at the close of business on December 3, 2019.

Suncor’s Board of Directors has also approved an increase to the company’s current share repurchase program of an additional $500 million increasing the program from $2.0 billion to $2.5 billion. Suncor will continue to be opportunistic in its execution of the program and, should market conditions allow, Suncor expects to repurchase between $2.0 and $2.5 billion of common shares by the end of February 2020. As of Friday November 8, 2019, Suncor has completed repurchases of $1.74 billion, or approximately 42.7 million shares under the Board approved program, representing approximately 2.8% of total shares outstanding.

Since recommencing the share repurchase program in May of 2017, Suncor has repurchased approximately $6.6 billion or 149.3 million shares for approximately 8.9% of total shares outstanding at that time.

Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: that Suncor will continue to be opportunistic in its execution of its share repurchase program; the expectation that Suncor will repurchase between $2.0 and $2.5 billion of common shares by the end of February 2020; and the additional share repurchase program of up to $500 million. Forward-looking statements may be identified by words like “will”, “expects”, “future” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s most recently filed quarterly Report to Shareholders, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that

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could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities  laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com